EXHIBIT 12

Alabama Gas Corporation

Computation of ratio of earnings to fixed charges

(In thousands, except for ratios)

	9 Months Ended 09/30/04	12 Months Ended 12/31/03	12 Months Ended 12/31/02	Three Months Ended 12/31/01	Years ended September 30,
					2001	2000	1999
Earnings, as defined:

Income from continuing operations before provision for income taxes and cumulative effect of change in accounting principle	$46,513	$52,692	$45,389	$4,234	$39,463	$40,646	$36,460

Add:
Interest, net of amounts capitalized (1)	10,248	13,685	14,088	3,637	11,812	9,550	10,218
Appropriate portion of rent expense (1/3)*	646	867	787	196	781	736	693
Dividends on preferred stock of subsidiary	0	0	0	0	0	0	0

Total earnings, as defined	$57,407	$67,244	$60,264	$8,067	$52,056	$50,932	$47,371

Fixed charges, as defined:

Interest (1)	$10,547	$13,967	$14,557	$3,680	$12,316	$9,870	$10,441
Appropriate portion of rent expense (1/3)*	646	867	787	196	781	736	693
Dividends on preferred stock of subsidiary	0	0	0	0	0	0	0

Total fixed charges, as defined:	$11,193	$14,834	$15,344	$3,876	$13,097	$10,606	$11,134

Ratio of earnings to fixed charges	5.13	4.53	3.93	2.08	3.97	4.80	4.25

Alagasco

Interest Expense as reported in the 10Q	10,547	13,967	14,557	3,680	12,316	9,870	10,366
Less AFUDC interest	299	282	469	43	504	320	148

Interest, net of amount capitalized	10,248	13,685	14,088	3,637	11,812	9,550	10,218

Interest Expense as reported in the 10Q	10,547	13,967	14,557	3,680	12,316	9,870	10,366

Add: Interest capitalized on Energen Plaza construction							75

Total Interest	10,547	13,967	14,557	3,680	12,316	9,870	10,441

(1)	Includes amortization of debt discount and expense
*	rent expense per Commitments and Contingencies Footnote/3—management believes 1/3 of rent expense represents an appropriate apportionment.